Prenetics’ IM8 Named Exclusive Health Supplements Partner of Inter Miami CF in Multi-Year Partnership
IM8 products, including Daily Ultimate Essentials, Daily Ultimate Longevity, and The Beckham Stack, to be integrated into Inter Miami’s training facility and made available to all players

NEW YORK & MIAMI (Thursday, May 7, 2026) — Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), the parent company of IM8, the premium health and longevity brand co-founded with David Beckham, today announced a multi-year partnership with Inter Miami CF, the Major League Soccer club owned by Jorge Mas, Jose Mas and David Beckham. Under the agreement, IM8 becomes Inter Miami CF’s exclusive Official Health Supplements Partner. The partnership also includes an equity stake in Prenetics, marking the first time Inter Miami CF has taken an equity position in a brand partner.

The partnership brings David Beckham’s two ventures full circle. As co-founder of IM8 and co-owner of Inter Miami CF, Beckham now connects the world’s fastest-growing supplement brand with one of the most high-profile clubs in global football — a club he built from the ground up, along with his business partners, Jorge and Jose Mas. The alignment between IM8 and Inter Miami is not merely commercial; it reflects a shared commitment to elite performance, health, and longevity at the highest level of sport.
David Beckham, co-founder of IM8 and co-owner of Inter Miami CF, said: “I’ve always believed that performance starts with how you prepare and how you look after yourself. That’s one of the reasons I’m proud to see Inter Miami partner with IM8 - it’s a great product built on science, innovation, and the drive to help people feel and perform at their best.”
Danny Yeung, CEO of Prenetics and co-founder of IM8, commented: “Inter Miami has never taken equity in a brand partner before – they have now, and that partner is Prenetics. That alone tells you what the club thinks of IM8. We’re not putting a logo on a wall. We’re embedding IM8 into the daily routines of players on a world-class roster, as we’re building the next generation of IM8 products. With Inter Miami joining Giannis, Sabalenka, and Bearman, IM8 now has equity partners across the four biggest sports in the world – football, basketball, tennis, and Formula 1. That’s the foundation we’re building on.”
As part of the multi-year agreement, IM8 will receive branding within the Nutritional Center at Inter Miami CF’s Florida Blue Training Center in Fort Lauderdale, Florida. IM8’s core product portfolio — including Daily Ultimate Essentials, Daily Ultimate Longevity, and The Beckham Stack — will be made available to all Inter Miami players and staff, embedding IM8 directly into the daily performance and recovery routines of world-class athletes.
The deal also grants IM8 with group player name, image, and likeness (NIL) rights for a minimum of four Inter Miami players, providing the brand with access to some of the most recognizable athletes in world football for use across advertising, marketing, and promotional materials globally.
IM8’s branding will be prominently featured across Inter Miami’s newly opened Nu Stadium and digital platforms, including LED field-level signage, concourse displays, scoreboard commercials, the club’s official website, and a co-branded digital content series. IM8 will also activate within the stadium’s fan zone, bringing the brand directly to matchday audiences. The partnership further includes international rights, enabling IM8 to leverage Inter Miami’s global brand and club marks across IM8’s 40+ country footprint.
Since launching in December 2024, IM8 has become the fastest-growing supplement brand in in recorded industry history, surpassing $100 million in annualized recurring revenue within just 11 months. To date, IM8 has delivered more than 24 million servings to over 800,000 customer purchases across 40+ countries. The Company is projecting IM8 revenues of approximately $180 million to $200 million for full-year 2026.
Strategic Partnership
The Inter Miami CF partnership addresses several strategic priorities for Prenetics’ IM8. First, it deepens IM8’s credibility in the professional sports ecosystem, moving beyond individual athlete endorsements to a full-club integration model where IM8 products are embedded in the daily operations of a world-class organization. Second, the partnership provides IM8 with unparalleled access to matchday audiences at Nu Stadium and across Inter Miami’s rapidly growing global fanbase. Third, Inter Miami’s decision to take an equity stake in Prenetics — the first time the club has done so with any brand partner — reflects deep long-term conviction in the IM8 brand and creates structural alignment between both organizations. Fourth, international rights enable IM8 to leverage Inter Miami’s club marks across IM8’s existing 40+ country footprint, amplifying brand awareness in key growth markets outside the United States.
For Inter Miami CF Partnership media files, please find it here:
https://im8health.com/pages/press

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. IM8’s flagship product, Daily Ultimate Essentials, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is trusted by NBA Champion and two-time MVP Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka, and F1 driver Ollie Bearman. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, surpassing $100 million in annualized recurring revenue within just 11 months and is now sold in more than 40 countries worldwide. IM8 is a subsidiary of Prenetics (NASDAQ: PRE). To learn more, visit www.IM8health.com.
About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and trusted by NBA superstar Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka and F1 phenom Ollie Bearman, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 40 countries worldwide.
About Inter Miami CF
Club International de Fútbol Miami, known as Inter Miami CF, is a record-breaking professional fútbol club rooted in South Florida with global vision, reshaping the landscape of the sport in North America and inspiring fans around the world. Led by the greatest player of all time, Leo Messi, alongside elite international talent and rising local homegrown stars, the Club has secured four major titles in just six seasons, including the 2025 MLS Cup. The Club enters its seventh season in 2026, headlined by the historic home opener at its new world-class home, Nu Stadium. The landmark venue headlines a 131-acre, sports-anchored entertainment district, the largest in the Southeast, set to become a year-round destination for dining, shopping, experiences, and attractions. The Club trains at the state-of-the-art Florida Blue Training Center, located across from the Club’s first-ever home in Fort Lauderdale. A core pillar of the organization is its Inter Miami CF developmental pathway, comprising the Club’s MLS NEXT Pro team and the Inter Miami CF Academy, dedicated to developing the next generation of world-class players and leaders.  For more information, please visit www.intermiamicf.com.
Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.
Contacts
Investor Relations: ir@prenetics.com
Media: media@prenetics.com
IM8 Press: press@im8health.com